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October 30, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	The Charles Schwab Family of Funds Post-Effective Amendment No. 94 to Registration Statement on Form N-1A (File Nos. 33-31894 and 811-5954)

Ladies and Gentlemen:

Our client, The Charles Schwab Family of Funds (the “Trust”), has enclosed, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment (“PEA”) No. 94 to the Trust’s registration statement on Form N-1A, together with all Exhibits thereto (“Registration Statement”), under the 1933 Act and Amendment No. 95 to the Registration Statement under the Investment Company Act of 1940, as amended. This filing is made for the purpose of adding the following additional series and its related classes of the Trust: Schwab Variable Share Price Money Fund – Ultra Shares, Premier Shares, Select Shares and Investor Shares.

The Trust undertakes to make an additional filing of the registration statement in order to respond to any comments you might have with respect to this filing, add any additional non-material disclosure that may be required in order to complete the registration statement and file the appropriate exhibits.

No fee is required in connection with this filing. Please contact Douglas P. Dick at (202) 261-3305 or me at (202) 261-3304 with any questions or comments.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen